03002155

SD 3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UF 3-5-03 *

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-50456

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: Maier Hausworth Securities LLC
NN: Wells Fargo Investment Services, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 3rd Avenue Suite 4300
(No. and Street)

Seattle (City) Washington (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code – Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investment Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: Laurie Ohotto
Title: Vice President

Notary Public

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO INVESTMENT SERVICES, LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investment Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investment Services, LLC, a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investment Services, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

WELLS FARGO INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2002

(In thousands)

Assets		
Cash	$	1
Receivable from brokers, dealers, and clearing organizations (note 3)		4,372
Securities owned, at market value (note 4)		58,697
Other assets		143
Total assets	$	63,213
Liabilities and Member's Equity		
Liabilities:		
Securities sold, not yet purchased, at market value (note 4)	$	562
Accrued compensation and related benefits		540
Other liabilities and accrued expenses		172
Total liabilities		1,274
Member's equity		61,939
Total liabilities and member's equity	$	63,213

See accompanying notes to statement of financial condition.

WELLS FARGO INVESTMENT SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2002

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Investment Services, LLC (WFIS), a Delaware limited liability company, was formed on August 29, 2002. WFIS is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC). At August 29, 2002, WFPCF made a capital infusion of $1. WFPCF made subsequent capital contributions totaling $60,349 to WFIS.

On October 9, 2002, WFIS purchased Wells Fargo Investment Services, LLC (WFIS-WI), a Wisconsin limited liability company (formerly Maier Hauswirth Securities, LLC) from an affiliate of WFC for $10. There was no goodwill associated with this transaction.

WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD). As of December 31, 2002, WFIS' primary activities are trading and underwriting through offices located in Washington, California, and Arizona.

WFIS clears all securities transactions through its affiliate Wells Fargo Investments, LLC (WFI) and an unaffiliated broker-dealer on a fully disclosed basis. WFIS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) *Securities Transactions*

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at market values.

(b) *Fair Value of Financial Instruments*

Substantially all of WFIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) *Receivable From or Payable to Brokers, Dealers, and Clearing Corporations*

Receivable from or payable to brokers, dealers, and clearing corporations consist primarily of amounts receivable from WFI (related party clearing broker) and an unaffiliated broker-dealer for the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(d) *Income Taxes*

WFIS is disregarded as an entity separate from its owner and the results of its operations are included in the federal and state income tax returns of its sole member and parent, WFPCF.

(e) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(In thousands)

(3) Receivable From Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations consists of the following:

Receivable from WFI for clearing services	$ 4,299
Receivable from unaffiliated broker-dealer for clearing services	73
	$ 4,372

(4) Marketable Securities Owned

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at market values as follows:

	Owned	Sold, not yet purchased
Corporate bonds, debentures, notes, and money market investments	$ 7,657	85
U.S. government and government agency obligations	43,554	113
State and municipal obligations	4,043	—
Corporate and preferred stocks	3,443	364
	$ 58,697	562

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(5) Related Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC. During the period ended December 31, 2002, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 7), clearing services, and operating expenses.

WFIS uses WFI as a clearing broker for securities transactions. Under the terms of the clearing agreement, WFIS pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from WFI.

Effective January 31, 2003, WFIS entered into a $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. No amounts were outstanding on the revolving subordinated loan agreement at December 31, 2002.

(In thousands)

(6) Net Capital Requirements

WFIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFIS to maintain minimum net capital. WFIS has elected to use the alternative method permitted by the rule, which requires that WFIS maintain minimum net capital, as defined, of $250. At December 31, 2002, WFIS's net capital was $58,534, which was $58,284 in excess of its required net capital of $250.

WFIS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(7) Employee Benefits

WFIS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFIS' employees are not available.

WFIS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(8) Financial Instruments With Off-Balance-Sheet Risk

WFIS clears all transactions on a fully disclosed basis with their clearing firms that maintain all related records. In the normal course of business, WFIS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFIS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. WFIS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

In the normal course of business, WFIS enters into underwriting commitments. WFIS had no open underwriting commitments at December 31, 2002.